OXFORD RESOURCE PARTNERS, LP
41 South High Street, Suite 3450
Columbus, OH 43215
(614) 643-0321
June 29, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director Division of Corporation Finance

Re:	Oxford Resource Partners, LP Amendment No. 4 to Registration Statement on Form S-1 File No. 333-165662 Filed June 25, 2010
Ladies and Gentlemen:
     Set forth below are the responses of Oxford Resource Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 29, 2010 with respect to Amendment No. 4 (“Amendment No. 4”) to the Partnership’s Registration Statement on Form S-1, File No. 333-165662 (the “Registration Statement”), filed with the Commission on June 25, 2010.
     Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 5 marked to show all changes made since the filing of Amendment No. 4.
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. All references to page numbers and captions correspond to Amendment No. 5, unless otherwise indicated.
General
1.	In performing an examination, members of the staff may refer to either or both your electronic marked version and the paper marked version of each amendment. We also

Securities and Exchange Commission June 29, 2010 Page 2
necessarily rely upon the accuracy of the same. The version of the redlined document that you provided in paper form to the staff includes marking that differs from the version you filed via EDGAR on June 25, 2010. For example, please refer to the risk factor captioned “The assumptions underlying the forecast” at page 24. Please advise whether the paper version includes any redlining errors. Explain to us why the marked version of Amendment No. 4 is marked differently in these two formats, and identify for us all such differences.
Response: We acknowledge the Staff’s comment, but cannot find any inconsistencies between the <r> tags in the EDGAR submission and the markings in the redlined document that we provided to the Staff in paper form. Our financial printer is working with the Staff’s EDGAR support team to ascertain why the Staff is viewing the differences noted in this comment.
2.	We have received your revised confidential treatment request and will issue under separate cover any related additional comments.
Response: We acknowledge the Staff’s comment.
Road Show Slides
3.	Please provide us with at least one complete copy of the revised slides you propose to use, with all changes from the initial set you provided clearly marked for easy reference.
Response: Shortly after the filing of Amendment No. 5, we will provide the Staff supplementally with the revised slides that we propose to use, with appropriate markings back to the initial set we provided to the Staff. We are requesting confidential treatment of this supplemental information pursuant to Rule 83.
Graphic Materials
4.	Please ensure that all maps and the related text are clear and legible, both in the version you file with the Commission and in the version that is printed and distributed. For example, the map and accompanying text at page 118 are legible in the version you provide via EDGAR, but the same is not true of the paper version you provided to the staff.
Response: We acknowledge the Staff’s comment and will ensure that the maps included in future printed versions of the prospectus are legible.
Risk Factors, page 23
5.	You added new text to “The assumptions underlying the forecast” at page 24, some of which mitigates the risk you describe. In that regard, we remind you of comment 20 from our comment letter dated April 22, 2010, and comment 8 from our comment letter dated June 4, 2010. Please revise accordingly.

Securities and Exchange Commission June 29, 2010 Page 3
Response: Per our telephone conversations with the Staff on the date hereof, we have revised the Registration Statement on pages 24 and 25 to remove the mitigating language.
Exhibit 8.1
6.	Please obtain and file a new or revised opinion which addresses the following issues.
Response: We have revised the Registration Statement accordingly. Please see the revised tax opinion.
7.	The short-form tax opinion filed as an exhibit must make clear that the referenced disclosure in the prospectus in fact constitutes the opinion of named counsel. In that regard, it is inappropriate to indicate that the referenced statements “constitute accurate summaries of the matters described therein ....”
Response: We have revised the Registration Statement accordingly. Please see the revised tax opinion.
8.	If counsel retains the penultimate paragraph of the opinion, it must be revised to make clear that among those entitled to rely upon the opinion are investors and potential investors, since such persons might not otherwise be aware that they are among those “entitled to rely on it pursuant to applicable provisions of federal securities law.”
Response: We have revised the Registration Statement accordingly. Please see the revised tax opinion.

Securities and Exchange Commission June 29, 2010 Page 4
Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, William Finnegan at (713) 546-7410, Brett Braden at (713) 546-7412 or Larry Murphy at (713) 546-7470.

Very truly yours,

OXFORD RESOURCE PARTNERS, LP

By:	Oxford Resources GP, LLC,
its General Partner

By:	/s/ Jeffrey M. Gutman Jeffrey M. Gutman
Senior Vice President, Chief Financial Officer and Treasurer

cc:	William N. Finnegan IV, Esq. (By Email) Latham & Watkins LLP 717 Texas Avenue Suite 1600 Houston, TX 77002 Bill.Finnegan@lw.com

Brett E. Braden, Esq. (By Email) Latham & Watkins LLP 717 Texas Avenue Suite 1600 Houston, TX 77002 Brett.Braden@lw.com

Larry E. Murphy, Esq. (By Email) Latham & Watkins LLP 717 Texas Avenue Suite 1600 Houston, TX 77002 Larry.Murphy@lw.com